U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                   Form 10-SB/A


                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                              DAIRENE INTERNATIONAL
                              ---------------------
                 (Name of Small Business Issuer in its charter)


             NEVADA                                        65-0181535
--------------------------------            ------------------------------------
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
  incorporation or organization)

                        8260 N.W. 27th Street, Suite 408
                                 Miami FL 33122
                     --------------------------------------
                    (Address of principal executive offices)

                    Issuer's telephone number: (786) 331-4005
                                 --------------



           Securities to be registered under Section 12(b) of the Act:

                                      NONE

           Securities to be registered under Section 12(g) of the Act:

                                  COMMON STOCK

                                     PART I

Item 1.     Description of Business.
            -----------------------

Dairene International, a Nevada corporation, is filing this Form 10-SB to register its common stock and thus become a reporting company pursuant to
Section 12(g) of the Securities Exchange Act of 1934.

The Company was organized as a Nevada corporation on October 19, 1982 under the name Branon Resources, Ltd. On August 7, 1985 the name was changed to Advance World Inc. The names was changed back to Branon Resources, Ltd. on November 24, 1986 and was changed to its current name, Dairene International on March 28, 1988. Its offices are located at 8260 NW 27th Street, Suite 408, Miami, FL 33122 and its telephone number is: 786-331-4005.

Dairene International has developed and markets a propriety blend of ingredients for the manufature of:

     o    a cholesterol free cow's milk product; and

     o    a lactose-free vegetable milk product.

Both of these products have the taste, texture, appearance and nutritional value of cow's milk.

Dairene's President, Edwin M. Golstein, developed and licensed these products to Dairene to address major contemporary health and nutrition related concerns:

     o Dairene's cholesterol free cow's milk addresses the concern over the dangerous effects of high serum cholesterol levels on the heart and arteries.

     o Dairene's vegetable milk product addresses a common allergy to milk known as lactose intolerance.

Lactose is the natural sugar in ordinary cow's milk. Lactose intolerance is caused by insufficient amounts of enzymes necessary for the digestion of lactose and results in bloating, cramping and diahrera. According to the National Digestive Disease Information Clearinghouse of the National Institute of Diabetes and Digestive and Kidney Diseases between 30 and 50 million Americans are lactose intolerant.

Mr. Golstein owns the formulas for our products and has granted us the exclusive right to market and sell them.

The market for Dairene's products

Traditionally, milk has been proclaimed by the dairy industry as the perfect or whole food and absolutely essential for good health. However, statistics reported by the Economic Research Service of the U.S. Department of Agriculture show that whole fresh milk with its milk fat and cholesterol has shown a marked decrease in consumption, while low fat and fat free milks have enjoyed a significant increase in consumption.

USDA's Agriculture Information Bulletin No. 750 reported in May 1999 the following statistics for per capita consumption of beverage milk in the USA:

                                        Lower Fat
   Year          Whole Milk             and Fat Free             Total

   1970           25.5 gal.               5.8 gal.               31.3 gal.

   1997            8.5 gal.              15.5 gal.               24.0 gal.

Overall consumption of milk is declining because of competition from other beverages and a declining share of children in the population.

Dairene's Products

Dairene's cholesterol free cow's milk product is produced by mixing skin milk with Dairene's concentrate formula of vegetable oils, proteins, vitamins, calcium and emulsifiers. The resulting product has the flavor and taste of fresh milk as well as the nutritional and vitamin level of fresh milk but without the cholesterol of fresh whole milk.

Dairene's vegetable milk, which addresses lactose intolerance, is produced by mixing water with Dairene's concentrate formula, with the resulting product simulating fresh whole milk without the lactose content.

Marketing Plan for our products

We do not intend the manufacture and market of our products directly. Rather we are seeking independent licensees to manufacture and sell Dairene products in exclusive geographic territories. Dairene International will provide the licensees raw materials in form of powdered concentrate. The licensees will mix the powdered concentrate with skim milk (for Dairene cholesterol free milk) or water (for Dairene vegetable milk), package the products in packaging approved by Dairene International and sell the product in their exclusive geographic territories to both retail groceries outlets and institutional purchasers such as schools, and other entities involved in food service.

Under our proposed license agreement with licensees we will provide the product concentrate in bags. The licensee will manufacture the product in accordance with our standards and package in packaging materials which have been approved by Dairene International. The labeling on the product must also be approved by Dairene International. However, Dairene International will not provide such packaging materials. Such packaging is currently used for milk packaging and is available from multiple sources.

We anticipate that most of our licensees will already be in the business of producing and distributing milk in their geographic areas. Accordingly, it is believed that such potential distributors will already have marketing relationships with grocery and institutional food service accounts and Dairene products will be an extension of their regular dairy product lines. These are about 420 plants processing fluid milk in the US. Although we have initiated discussions with a number of potential licensees, we have not entered into any agreements for our products. There can be no assurance that we will be able to find licensees for our products.

Plants which are currently processing and packaging fluid milk will not require additional equipment to handle our products.

In order to facilitate the marketing of our products we have entered into a license agreement with Digco Corp. for the State of Florida. This licensee is owned by our President, Edward Golstein. This license differs in several respects from the license we are seeking from unaffiliated licensees. We have not established a minimum purchase requirement for this license. We believe that if this licensee is successful in the introduction of our products into the commercial marketplace then other licensees will seek to license our products.

We have also signed an exclusive license agreement with Dairi-Fresh, Ltd. for the Bahamas. Neither of these licensees have generated substantial amounts of revenues for us to date.

Manufacture of our products

We have the ingredients for our concentrate privately manufactured for us by a qualified commercial mixing and blending facility. We have identified other facilities which are qualified to undertake such manufacturing for us. However, we do not have any long term supply arrangements and we do not believe that any long term arrangement will be necessary with any particular facility in view of the number of facilities that are qualified to manufacture our products for us. The ingredients of our concentrate are available from multiple sources. We have no agreements with ingredient suppliers.

International sales

We also anticipate offering our products outside of the United States. We believe that our products will have appeal internationally for the same reasons as in the United States. We will seek to sell concentrate to licensees in the same manner as in the United States. We have no foreign licensees as of the date of this form.

Regulation

United States

All of our products and packaging materials are subject to regulations administered by the Food and Drug Administration or the United States Department of Agriculture. Among other things, these agencies enforce statutory prohibitions against misbranded and adulterated foods, establish safety standards for food processing, establish ingredients and manufacturing procedures for certain foods, establish standards of identity for certain foods, determine the safety of food additives and establish labeling standards and nutrition labeling requirements for food products. In addition, various states regulate and license the business of our anticipated licensees by licensing dairy plants, enforcing federal and state standards of identity for selected food products, grading food products, inspecting plants, regulating certain trade practices in connection with the sale of dairy products and in a few instances imposing their own labeling requirements on food products. Milk is subject to governmental agricultural progr am which have substantial effect on prices and supplies and are subject to Congressional and administrative review.

Foreign

Almost all of the activities of our proposed licensees outside of the United States are subject to local and national regulations similar to those applicable to business in the United States and, in some cases, international regulatory provisions, such as those of the European Union, relating to labeling, packaging, food content, pricing, marketing and advertising, and related areas.

The European Union and certain individual countries require that food products containing genetically modified organisms or ingredients derived from them be labeled accordingly. Other countries may adopt similar regulations. The FDA has concluded that there is no basis for similar mandatory labeling under current United States law. To our best knowledge cur products do not contain genetically modified organisms or ingredients.

We intend to select foreign licensees that are already operating in the milk business and will therefore be familiar with the regulations in their jurisdictions and our proposed license agreement will require our licensees to be responsible for complionce with such regulations.

Environmental

We are subject to various federal, state, and local laws and regulations concerning the discharge of materials into the environment, or otherwise related to environmental protection, including the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act and the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, also known as Superfund. Superfund imposes joint and several liability on parties that arranged for the disposal of hazardous substances, and on current and previous owners and operators of a facility for the clean-up of hazardous substances released from the facility into the environment. We have reviewed our operations and do not believe we violate any environmental laws, rules or regulations, have never utilized or disposed of any substances currently known to be hazardous, we are not involved in any Superfund or other clean-up actions and have received no claims or notices relating to such activities.

In view of the nature of our operations,  we do not believe we have incurred any
costs  for  such   environmental-related   expenditures   or   compliance   with
environmental laws and regulations.

The criteria for labeling low fat/low cholesterol and other health-oriented foods was revised by the FDA in 1994. We, like all other companies in the food industry, must comply with such regulations.

Our licensees will also be subject to such regulations. We will seek out licensees who are able to comply with such regulations.

We cannot predict the impact of possible changes that we may have to make in response to future legislation, rules or inquiries made from time-to-time by governmental agencies. Such regulations may affect our ability to develop and market new products. However, we are confident of our ability to respond appropriately to legislative and administrative rules and regulations which may arise.

We believe that we are in compliance with all current regulations concerning our products and the operation of our business.

Marketing

We market our cholesterol free milk as a healthy alternative to regular cow's milk. We market our vegetable milk as an alternative to those who are allergic to cow's milk from infants to the elderly.

Competition

Our products will compete in a highly competitive market. Not only will we compete with existing low fat milk products and non-dairy products such as soy milk, but against the whole array of beverage choices available today including water, soft drinks, fruit drinks, sports drinks, etc.

We will position our products to appeal to those who seek the experience of a milk product without the cholesterol or without the allergy issues present in current milk products.

Additional  Products

We are working to develop additional dairy products utilizing our underlying technology such as ice cream and cheese products. There can be no assurance that we will be successful in developing or introducing such additional products, or that they will be commercially successful.

Employees

As of November 21, 2003, Mr. Golstein, our President, is our only employee.

Patents and Trademarks

The formulas for our products are owned by a corporation wholly owned by our President, Edwin M. Golstein. We have the exclusive right to market and sell such products, including the ability to have such products manufactured for us and to provide them to licensees.

The formulas for our products are not patented. However, we do consider them to be trade secret and the exact formulations are closely guarded. Any contract manufacturer must agree to respect the confidential nature of our formulas. We do not intend to file for patents on our formulas because patents expire after 17 years and after such expiration any party may utilize the patent without payment of royalities. By maintaining our formulas as trade secrets we may be able to retain their exclusive use for longer than the term of a patent.

We have  received and own U.S.  trademarks  on our  trademarks  Dairene and Pure
Blend.

Item 2.     Management's Discussion and Analysis or Plan of Operations.

Plan of Operations

Our activities in the next 12 months will be geared towards obtaining additional licensees who will agree to purchase concentrate from us and manufacture and market Dairene products in their exclusive territories. We have initially targeted territories in New York, New Jersey, New Hampshire, Massachusetts, Missouri, Colorado, Virginia and Texas because we have already initiated discussions with dairy processors in these states. However, to date no licensee agreements have been executed and there can be no assurance that we will be successful in obtaining any licensees for our products.

We will then concentrate on filling orders for concentrate through independent manufacturers as well as assisting licensees in obtaining appropriate packaging and marketing for the products.

Our auditors have modified their report on our financial statements to express substantial doubt about our viability as a going concern.

Liquidity and Capital Resources

We believe that we will have sufficient capital required for our anticipated operations in the next 12 months. This may come from sales of products, licensing fees and sale of securities. Our capital needs are substantially dependent on the level of product sales we achieve since most of our expenses are related to this activity. Our President has indicated a willingness to make available working capital needed by the Company in the next 12 months in the form of interest free loans. However, there is no binding commitment to provide such capital.

Item 3.     Description of Property.


     All of the operations of the Company are conducted from premises provided at no cost by the Company's President as follows:

Location                Approx. Size        Lease Expiration      Monthly Rent
---------               ------------        ----------------      ------------
8260 N.W. 27th Street   3,500 sq. ft.       month-to-month            -0-
Miami, FL 33122


Item 4.     Security Ownership of Certain Beneficial Owners and  Management.

The following table sets forth, as of November 3, 2003, the beneficial ownership of the Company's 4,078,336 outstanding shares of Common Stock by (1) the only persons who own of record or are known to own, beneficially, more than 5% of the Company's Common Stock; (2) each director and executive officer of the Company; and (3) all directors and officers as a group.

                                  Number of
Name                              Shares                         Percent
------                            ---------                    -------------
Edwin M. Golstein                 3,000,000                         73.6%
Barry Hough                             -0-                          -
Motoshige Kobayashi                  50,000                     less than 2%

All officers and directors
as a group (3 persons)           3,050,000                         74.8%

Addresses for all are:  8260 NW 27th Avenue, Suite 408; Miami, Florida 33122


Item 5.      Directors, Executive Officers, Promoters and Corporate Persons.

The directors and executive officers of the Company are:

Name                     Age    Position
--------                -----   ----------
Edwin M. Golstein        78     President, Director and Promoter
Barry Hough              67     Vice President, Assistant Secretary and Director
Motoshige Kobayashi      69     Vice President, Asia and Director

Edwin M. Golstein has been President and director of Dairene since June 1988.

Barry Hough has been our Vice President, Assistant Secretary and director since May 2001. From March 1997 to March 1999 he was a marketing consultant for The Myers Group of Nassau, Bahamas and Lan Chile Airlines. Since March 1999 he has been manager of partner marketing for Lan Chile Airlines based in Miami, Florida.

Motoshige Kobayashi was elected as a director and Vice President, Asia in March 2002. He is assisting us in marketing in Asian markets. He has been President and Representative Director of IGI, Incorporated of Tokyo, Japan since 1991. IGI is a corporate strategy and planning firm. He is principal of Infotech Institute, USA, a communications firm since 1995.

All directors hold office until the next annual meeting of shareholders of the Company and until their successors are elected and qualified. Officers hold office until the first meeting of directors following the annual meeting of shareholders and until their successors are elected and qualified, subject to earlier removal by the Board of Directors.

     Board Committees

     None.
                                       6

Item 6.      Executive Compensation.
             ----------------------

             Summary Compensation Table

     The following table sets forth the total compensation paid to the Company's chief executive officer for the last three completed fiscal years. No executive officer of the Company received compensation of $100,000 or more during any such year.

                                                                 Other  Annual
Principal   Position            Year      Salary     Bonus       Compensation
------------------              ----      ------     -----       ------------
Edwin M. Golstein, President    2002       -0-        -0-             -0-
                                2001       -0-        -0-             -0-
                                2000       -0-        -0-             -0-

     No compensation was paid to Mr. Golstein in these years since the Company had no revenues.

Director Compensation

     No fees are paid for director services.

Executive Employment Agreements

     None.

Stock Option Plans.

     None.

Item 7.      Certain Relationships and Related Transactions.
             ----------------------------------------------

     In 1988 Edwin M. Golstein assigned to the Company all marketing and selling rights in exchange for shares of common stock valued at $4,000. Edwin M. Golstein has provided the Company with working capital and office facilities since the Company is in the developmental stage and has no revenues. Such advances amounted to $71,770 at December 31, 2001 and $51,292 at December 31, 2000. Such advances are payable on demand and do not accrue interest. He also provides office space at no expense. We recorded a $25,000 capital contribution for such space for the year ended December 31, 2001.

     We also granted a company owned by Mr. Golstein a license for the State of Florida on favorable terms.

Item 8.      Description of Securities.
             --------------------------

     Common Stock

     The Company is authorized to issue 15,000,000 shares of Common Stock, $.005 par value. The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors then up for election. The holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining which are available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the Common Stock. Holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are fully paid and nonassessable.

     Preferred Stock

     The Company is authorized to issue 5,000,000 shares of Preferred Stock with rights, preferences and limitations to be determined by the Board of Directors. As of the date hereof, no shares of Preferred Stock have been issued.

                                    PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and other Shareholder Matters.

     The Company's Common Stock has been trading on the over-the-counter market since 1982 and is quoted on the pink sheets under the symbol DIDP. The following sets forth the range of high and low bid quotations for the periods indicated as reported by National Quotation Bureau, Inc. Such quotations reflect prices between dealers, without retail mark-up, markdown or commission and may not represent actual transactions.

                                                  High bid             Low bid
January 1, 2001 through March 1, 2001                .15                .10
April 1, 2001 through June 30, 2001                  .10                .10
July 1, 2001 through September 30, 2001              .10                .05
October 1, 2001 through December 31, 2001            .25                .05
January 1, 2002 through March 1, 2002                .40                .40
April 1, 2002 through June 30, 2002                 1.10                .40
July 1, 2002 through September 30, 2002              .40                .20
October 1, 2002 through December 31, 2002            .45                .20
January 1, 2003 through March 1, 2003                .20                .20
April 1, 2003 through June 30, 2003                  .20                .13
July 1, 2003 through September 30, 2003              .40                .40
October 1, 2003 through December 31, 2003            .40                .40

     There are no restrictions on the payment of dividends. As of December 31, 2001 there were approximately 409 holders of record of the Company's common stock.


Item 2.   Legal Proceedings.
          -----------------

          None.


Item 3.   Changes In and Disagreements With Accountants.
          ---------------------------------------------

The Registrant's principal accountants, Sewell and Company, P.A. resigned effective as of January 3, 2003, and the engagement of Baum & Company, P.A. effective as of May 31, 2003 to serve as independent auditors for the Registrant for the fiscal year ending December 31, 2002. The report of Sewell and Company, P.A. on the Registrant's financial statements for the two years ended December 31, 2001, which was the only audit report issued by Sewell and Company, P.A., did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles. During the Registrant's two most recently completed fiscal years and the subsequent interim period preceding the determination to change principal accountants, there were no disagreements with Sewell and Company, P.A. on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to the satisfaction of Sewell and Company, P.A., would have caused it to make reference to the subject matter of the disagreement in connection with any reports it would have prepared on the Registrant's financial statements. During the Registrant's two most recently completed fiscal years and the subsequent interim period preceding the resignation by Registrant's principal accountants, there were no reportable events as defined in Regulation S-K Item 304(a)(1)(v).

The Registrant requested Sewell and Company, P.A. to furnish it with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the above statements. A copy of response of Sewell and Company, P.A. is filed herewith as Exhibit 16.

The Registrant engaged Baum & Company, P.A. as the Registrant's principal accountants effective as of May 31, 2003. During the Registrant's two most recent fiscal years and the subsequent interim period prior to engaging Baum & Company, P.A., neither the Registrant nor anyone on its behalf consulted with Baum & Company, P.A. regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Registrant's financial statements, and neither a written report nor oral advice was provided to the Registrant by Baum & Company, P.A. that was an important factor considered by the Registrant in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement or a reportable event.

Item 4.   Recent Sales of Unregistered Securities.
          ---------------------------------------

     The Company did not issue any securities within the last three years which were not registered under the Securities Act of 1933.

Item 5.   Indemnification of Directors and Officers.
          -----------------------------------------

     Nevada law provides that the directors of the corporation may not be indemnified (i) for any breach of their duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or that involve intentional misconduct, fraud or a knowing violation of law; or (iii) for unlawful distributions to shareholders.


                                    PART F/S

The following financial statements are included herein:

          Independent Auditors' Reports

          Balance Sheet as at December 31, 2002 and 2001

          Statements of Operations, years ended December 31, 2002 and 2001

          Statements of Changes in Shareholders' Deficit, years ended December 31, 2002 and 2001

          Statements of Cash Flows, years ended December 31, 2002 and 2001

          Notes to Financial Statements.

                              Dairene International
                          (A Development Stage Company)

                              Financial Statements


                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



 Balance Sheets............................................................F-13

 Statements of Operations .................................................F-14

 Statements of Stockholders' Equity (Deficit)..............................F-15

 Statements of Cash Flows..................................................F-16

Notes to Financial Statements................................F-17 through  F-21

                              BAUM & COMPANY, P.A.
                          Certified Public Accountants
                        1515 University Drive - Suite 209
                          Coral Springs, Florida 33071
                                 (954) 752-1712

                          INDEPENDENT AUDITORS' REPORT

To the Shareholders Dairene International
Miami, Florida

We have audited the accompanying balance sheet of Dairene International (a development stage company) as of December 31, 2002 and the related statement of operations, changes in shareholders' deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We did not audit the financial statements of Dairene International for December 31, 2001. Those statements were audited by other auditors whose report has been furnished to us.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

 In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dairene International (a development stage company) as of December 31, 2002, and the results of its operations, and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America. The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 7 to the financial statements, the Company has no established source of revenue, and its working capital deficiency and recurring losses from operations raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters is also described in Note 7. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

 Baum & Co. PA
Coral Springs, Florida
October 28, 2003

Sewell and Company, PA
Certified Public Accountants

                          INDEPENDENT AUDITORS' REPORT

To the Shareholders
Dairene International
Miami, Florida

We have audited the accompanying balance sheets of Dairene International (the "Company") as of December 31, 2001 and 2000, and the related statements of operations, changes in shareholders' deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dairene International as of December 31, 2001 and 2000, and the results of its operations, and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 7 to the financial statements, the Company has no established source of revenue, and its working capital deficiency and recurring losses from operations raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters is also described in Note 7. The financial statements do not include any adjustments that might result from the outcome this uncertainty.


s/SEWELL AND COMPANY, PA


Hollywood, Florida
As revised January 10, 2003

                              Dairene International
                          (A Development Stage Company)
                                 Balance Sheets

                                                               September 30,         December 31,        December 31,
                                                                   2003                  2002                2001
                                                            -------------------    -----------------   -----------------
                                                                  (Unaudited)
                          ASSETS
CURRENT ASSETS
   Cash                                                     $               810    $           1,726                   $
                                                                                                                       -
   Prepaid expenes                                                            -                    -               2,900
                                                            -------------------    -----------------   -----------------

     Total current assets                                                   810                1,726               2,900
                                                            -------------------    -----------------   -----------------



Total Assets                                                $810                   $1,726              $2,900
                                                            ===================    =================   =================

           LIABILITIES AND STOCKHOLDERS' EQUITY
                         (DEFICIT)
CURRENT LIABILITIES
   Bank overdraft                                           $                   -  $                   $           3,736

   Accounts payable and accruals                                         11,961               11,892              17,256
   Due related parties-shareholder                                      147,713              133,463               7,519
                                                            -------------------    -----------------   -----------------

            Total current liabilities                                   159,674              145,355              28,511



                                                            -------------------    -----------------   -----------------
Total Liabilities                                                       159,674              145,355              28,511
                                                            -------------------    -----------------   -----------------

STOCKHOLDERS' EQUITY (DEFICIT)
 Preferred Stock $.005 par value 5 million authorized                         0                    0                   0
shares, 0 issued
 Common stock, $0.005 par value, 15,000,000 shares
authorized; 4,078,336, and 3,879,467  issued and                         20,391               20,391              19,397
outstanding  Sept 30, 2003, December 31,2002 and
2001
Additional Paid in Capital                                              854,634              848,634             837,628
Accumulated( Deficit)                                                (1,032,889)          (1,011,654)           (881,636)

Treasury Stock -200,000 shares at cost                                   (1,000)              (1,000)             (1,000)
                                                            -------------------    -----------------   -----------------
            Total Stockholders' Equity                                 (158,864)            (143,629)            (25,611)
                                                            -------------------    -----------------   -----------------

Total Liabilities and Stockholders' Equity (Deficit)        $810                   $1,726              $2,900
                                                            ===================    =================   =================


     The accompanying notes are an integral part of the financial statements

                              Dairene International
                          (A Development Stage Company)
                            Statements of Operations


                                          Cumulative                                       For the      For the
                                             From                                           Nine          Nine
                                         Oct.19, 1982                                       Months       Months
                                         (inception)       For the Year   For the Year      Ended        Ended
                                            Through           Ended          Ended         Sept 30      Sept. 30
                                        Sept. 30, 2003    Dec. 31, 2002  Dec. 31, 2001       2003         2002
                                      ---------------------------------- ------------------------------------------

(Unaudited) (Unaudited)

Revenues                              $          107,749  $            0 $            0 $           0$            0

Cost of goods sold                                86,516               0              0             0             0
                                      ---------------------------------- ------------------------------------------

     Gross Profit                                 21,233               0              0             0             0

Operating expenses                             1,054,122         130,018         61,079        21,235        83,584
                                      ---------------------------------- ------------------------------------------

Net income (loss) before provision            (1,032,889)       (130,018)       (61,079)      (21,235)      (83,584)
for income taxes

Provision  for income taxes                          0 0               0              0             0             0
                                      ---------------------------------- ------------------------------------------

Net income (loss)                      $(1,032,889)        $(130,018)     $(61,079)     $     (21,235$      (83,584)
                                      ================================== ==========================================
     Net income (loss) per weighted                        $  (.03)       $ (0.02)      $     ($.01)        ($0.02)
average share, basic
                                                        ================ ==========================================
     Weighted average number of                                4,078,336      3,879,467     4,078,336     4,078,336
shares
                                                        ================ ==========================================



     The accompanying notes are an integral part of the financial statements

                              Dairene International
                          (A Development Stage Company)
                  Statements of Stockholders' Equity (Deficit)

                                                                                                                  Total
                           Common     Common                            Treasury   Treasury                    Stockholders
                           Stock      Stock                Additional    Stock      Stock       Accumulated         '
                           Number      Par      Preferred    Paid-in     Number      Cost         Deficit         Equity
                             of       Value       Stock      Capital       of                                   (Deficit)
                           Shares                                        Shares
                         ---------------------------------------------------------------------------------------------------
BAL. Dec. 31, 1999        3,879,467 $  19,397     $0         $706,319  (200,000) $ (1,000)      $(783,171)       $(58,455)

  31 1999

3 3131031

Additional Paid In                                               85,831                                      0        85,831
Capital

 Net (Loss)Year Ended             0           0          0            0                                (37,386)      (37,386)
December 31,  2000
                         ---------------------------------------------------------------------------------------------------

BAL.  Dec 31, 2000        3,879,467      19,397          0      792,150  (200,000)     (1,000)        (820,557)      (10,010)

Contributed Capital for                                          25,000                                      0        25,000
Imputed Rent Expense

Additional Paid in                                               20,478                                      0        20,478
Capital

 Net (Loss) Year Ended                                                                                 (61,079)      (61,079)
December 31,2001

                         ---------------------------------------------------------------------------------------------------

 BALANCE, December        3,879,467$     19,397$0         $837,628       (200,000$     (1,000$(881,636)       $      (25,611)
31, 2001
Adjustment of 1for :5       198,869         994                    (994)                                                   0
reverse stock split

 Contributed Capital for                                         12,000                                               12,000
    Imputed Expenses
 Net (Loss) Year Ended                                                                                (130,018)     (130,018)
December 31,2002
                         ---------------------------------------------------------------------------------------------------
 BALANCE, December        4,078,336      20,391          0      848,634  (200,000)     (1,000)      (1,011,654)     (143,629)
31, 2002
 Contributed Capital for                                          6,000                                                6,000
    Imputed Expenses
Net Loss of the                                                                                        (21,235)      (21,235)
 Nine Months Ended
Sept. 30, 2003
                         ---------------------------------------------------------------------------------------------------
 BALANCE, Sept.  30,      4,078,336$     20,391$0         $854,634       (200,000$     (1,000$(1,032,889)     $     (158,864)
2003
                         ===================================================================================================


     The accompanying notes are an integral part of the financial statements

                              Dairene International
                          (A Development Stage Company)
                            Statements of Cash Flows


                                           Cumulative                                                   For the            For the
                                              From                                                        Nine               Nine
                                            Oct.19,           For the Year       For the Year           Months              Months
                                              1982                Ended             Ended                Ended              Ended
                                          (inception)           Dec. 31,           Dec. 31             Sept.. 30          Sept.. 30
                                             Through              2002               2001                2003                2002
                                           Sept.. 30,                                                   (unaudited) (unaudited 2003)
                                         --------------  -------------------   ----------------    ---------------    --------------
CASH FLOWS FROM OPERATING
ACTIVITIES:
Net income (loss)                        $   (1,032,889) $     (130,018)        $  (61,079)        $  (21,235)         $  (83,584)

Adjustments to reconcile net income (loss) to net cash used for operations:
  Depreciation                                    1,502               0                  0                  0                   0
  Contributed capital for imputed expense       128,831          12,000             25,000              6,000               9,000

Change in operating assets and liabilities:
   (Increase) Decrease   in prepaid exp.              0           2,900             (2,900)                 0               2,900
   Increase (Decrease) in accounts               11,962          (5,364)             5,256                 70              (5,511)
          payable & accruals
                                         --------------     ------------------- ----------------  -----------------   --------------
Net cash used by operating activities         (890,594)        (120,482)           (33,723)           (15,165)            (77,195)
                                         --------------     ------------------- ----------------  -----------------   --------------

CASH FLOW FROM INVESTING
ACTIVITIES:
 Acquisition of fixed assets                    (2,669)               0                  0                  0                   0
                                         --------------     ------------------- ----------------  -----------------   --------------

Net cash used by investing activities           (2,669)               0                  0                  0                   0
                                         --------------     ------------------- ----------------  -----------------   --------------

CASH FLOW FROM FINANCING
ACTIVITIES:
 Increase (Decrease) in bank overdraft                0           (3,736)            3,736                  0              (3,736)
 Increase in shareholder and related party      140,193          125,944            27,997             14,249              84,278
     loans-net
Sale of fixed assets                              1,167                0                 0                  0                  0
Purchase of Treasury Stock                       (1,000)               0                                                       0
Foregiveness of debt                             34,539                0                                                       0
Proceeds of common stock and                    719,174                0                 0                  0                  0
     contributed capital
                                         --------------      ------------------ ----------------    ----------------- --------------
Net cash provided by financing activities       894,073          122,208             31,733            14,249             80,542
                                         --------------      ------------------ ----------------    ----------------- --------------

Net Increase (Decrease) in cash                     810            1,726             (1,990)             (916)             3,347

CASH, beginning of period                             0                0                  0             1,726                 0
                                         --------------  - ------------------- ----------------    -----------------  --------------


CASH, end of period                      $          810    $       1,726        $    (1,990)        $     810           $  3,347
                                         ==============     =================== ================    =================  =============

SUPPLEMENTAL DISCLOSURE OF
CASH FLOW INFORMATION:
Cash paid for Interest Expenses          $            0    $           0        $         0          $      0           $      0
Cash paid for Income Taxes               $            0    $           0        $         0          $      0           $      0

     The accompanying notes are an integral part of the financial statements

                              Dairene International
                          (A Development Stage Company)
                          Notes to Financial Statements

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization
Dairene International (the "Company") was incorporated under the laws of the state of Nevada on October 19, 1982. On March 10, 1988, the Company entered into an agreement with a related party to sell, distribute and market a cholesterol-free milk substitute dairy product called Pureblend, under the Dairene(TM) brand name (See note 3). The company was dormant from 1983 through 1985, and from 1991 to 1992.

Use of Estimates
 The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents
For purposes of the statement of cash flows, the Company treats all short-term investments with maturities of three months or less at acquisition to be cash equivalents.

Revenue Recognition

The Company's revenue is recognized upon shipping product to customers.

Development Stage Company

The company has been in the development stage since inception (October 12, 1982). Revenues to date have been minimal.

Concentration of Risk
 There were no balances at December 31, 2002 and September 30, 2003 that provided a concentration of credit risk.

                              Dairene International
                          (A Development Stage Company)
                          Notes to Financial Statements



Income Taxes
The Company accounts for income taxes under the accrual method established by Statement of Financial Accounting Standards (SFAS) No. 109, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences and events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on assets and liabilities using enacted rates for the year in which the differences are expected to reverse.

Fair value of financial instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments: cash, accounts receivable and accounts payable. The carrying amounts approximated fair value because of the demand nature of these instruments.

Net Income (Loss) per Share
Basic net income (loss) per share for each year is computed by dividing net income (loss) by the weighted average number of shares outstanding. Diluted income (loss) per share includes the effects of common stock equivalents to the extent they are dilutive.

Interim Financial Information
The financial statements for the nine months ended September 30, 2003 and 2002 are unaudited and include all adjustments which in the opinion of management are necessary for fair presentation, and such adjustments are of a normal and recurring nature. The results for the nine months are not indicative of a full year results.

NOTE 2 CAPITAL STOCK TRANSACTIONS

The articles of incorporation of the Company provide for the authorization of 15,000,000 shares of common stock at $0.005 par value and 5,000,000 shares of preferred stock at $0.005 par value In 1996 the company effected a 1 for 5 reverse common stock split.

 On March 28, 1989, by resolution of board of directors, the Company approved the issuance of 40,000 shares of common stock per year as compensation to the CEO. According to management, no shares have been earned due to the Company's various years of dormancy; therefore the shares have not been issued as of December 31, 2002. On December 31, 2000, a majority shareholder forgave a balance of $34,539 due to him by the Company. It was treated as a capital contribution.

                              Dairene International
                          (A Development Stage Company)
                          Notes to Financial Statements


NOTE 3 RELATED PARTY TRANSACTIONS

On March 10, 1988, the Company entered into an agreement with a shareholder giving the Company marketing and selling rights to distribute a milk substitute product, in exchange for 800,000 shares of its common stock valued at $4,000. The Company had been dormant for several years and had no sales. During the years ended December 31, 2002 and 2001, two companies owned and operated by the majority shareholder advanced the Company loans - non-interest bearing and payable on demand. At December 31, 2002 the net related party payable balance was $ 133,463 and at September 30, 2003, the balance was $ 147,713.

During 2002, an affiliated party provided $12,000 of services. The Company recorded additional paid in capital of $12,000. During the nine months ended September 30, 2003, an affiliated party provided $6,000 of services. The Company recorded additional paid in capital of $6,000.

During the year 2001 the Company was provided with office space on a rent-free basis from a related party. The Company recorded additional paid-in capital of $25,000 as a capital contribution.

 NOTE 4 INCOME TAXES

The Company has no current or deferred income tax due to its operating losses. The Company, has a federal net operating loss carryforward at December 31, 2002 and 2002, of $1,011,000 and $881,000 ,respectively, subject to annual limitations prescribed by the Internal Revenue Code, which is available to offset future taxable income through 2022. A 100% valuation allowance has been recorded to offset the net deferred taxes due from the Company's future taxes.
 Deferred tax assets consist of the following:

                                    2002                         2001
                                    ----                         ----

 Current taxes                     $     0                  $       0
 Deferred taxes                    187,000                    170,000
 Valuation allowance              (187,000)                  (170,000)
                                  ---------                 ---------
                                   $     0                  $       0

NOTE 5 LEASES

During 2001, the company moved its offices into premises of a related party. There is currently no office lease in force. Rental expense for the years ended December 31, 2002 and 2001 was approximately $23,780 and $25,800, respectively.

                              Dairene International
                          (A Development Stage Company)
                          Notes to Financial Statements


NOTE 6 LEGAL MATTERS

The Company is involved in a lawsuit with its former landlord in a dispute over rent owed and repairs to be made to the property. As of December 31, 2002 and September 30, 2003, the ultimate outcome of this litigation was unknown. In the opinion of management, the outcome has no adverse effect on the financial statements.

NOTE 7  GOING CONCERN UNCERTAINTY

These financial statements are presented assuming the Company will continue as a going concern. For the year ended December 31, 2002 and for the nine months ended September 30, 2003 the Company showed operating losses of $ 130,018 ,and $ 21,235 respectively and accumulated losses of $ 1,032,889. The accompanying financial statements indicate that current liabilities exceed current assets by $ 143,629 at December 31, 2002.and $158,865 at September 30, 2003. The Company has no established source of revenue. The Company has been involved in the research and development of its products, the development of an organizational infrastructure, and the performance of preliminary and promotional activities. The Company's ability to attain profitable operations is dependent upon establishing a steady source of revenue from the sale of its products. This raises substantial doubt about its ability to continue as a going concern. The Company's working capital deficiency, recurring losses from operations, and no established source of revenue, raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters includes raising working capital to assure the Company's viability.


NOTE 8 NEW ACCOUNTING PRONOUNCEMENTS

In July 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets, ("SFAS 142") which is effective for fiscal years beginning after December 15, 2001. SFAS 142, requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions upon adoption for the reclassification of certain existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the testing of impairment of existing goodwill and other intangible. The company believes that the adoption of SFAS 142 will not have a material impact on the Company's financial position and results of operations.

                              Dairene International
                          (A Development Stage Company)
                          Notes to Financial Statements


NOTE 8 NEW ACCOUNTING PRONOUNCEMENTS (cont'd)

In August 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations". SFAS 143 relates to accounting and reporting for obligations associated with the retirement of tangible long lived assets and the related retirement costs. The company believes that the adoption of SFAS 143 will not have a material impact on the Company's financial position and results of operations

In October 2001, the FASB issued SFAS No. 144-Accounting for the Impairment or Disposal of Long Lived Assets, (effective December 15, 2002) which replaces SFAS No 12. Accounting for the Impairment of Long Lived Assets and for Long Lived Assets to be Disposed Of. SFAS No. 144 corrects previous issues and broadens reporting of discontinued operations. Management does not believe that the adoption of this standard will have a material effect on the company's results of operations or financial position.

                                    PART III

Item 1.  Exhibits

Exhibit No.                 Description

1(a)                     Articles of Incorporation of the Registrant

1(b)                     Articles of Amendment to Articles of Incorporation

1(c)                     By-Laws of the Registrant

10(a)                    Agreement dated March 10, 1988  between  the Company
                            and Edwin M. Golstein

10(b)                    Exclusive License Agreement with Digro & Company, Inc.

10(c)                    Exclusive License Agreement with  Dari-Fresh LTD.

16                       Letter on chnage of certifying Accountant.

                                   SIGNATURES

     In accordance  with Section 12 of the Exchange Act of 1934,  the registrant
caused  this  registration   statement  to  be  signed  on  its  behalf  by  the
undersigned,  thereunto duly authorized this 20th day of December, 2003.

DAIRENE INTERNATIONAL, a Nevada corporation


                                              By:  s/Edwin M. Golstein
                                              ---------------------------------
                                                     Edwin M. Golstein
                                                     President